Broadwater Park Denham Buckinghamshire UB9 5HR United Kingdom
13 May 2021
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VIA EDGAR

United States Securities and Exchange Commission

Office of Real Estate & Construction

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ameen Hamady and Shannon Menjivar

Re:	InterContinental Hotels Group PLC Form 20-F for Fiscal Year Ended December 31, 2020 Filed on March 4, 2021 File No. 001-10409

Dear Mr Hamady,

Thank you for your letter dated April 30, 2021 setting forth comments of the staff (the “Staff”) of the Securities and Exchange Commission regarding the Annual Report on Form 20-F for the fiscal year ended December 31, 2020 (the “2020 Form 20-F”) of InterContinental Hotels Group PLC (“IHG”).

To facilitate your consideration of IHG’s response, we have included below the comment and have provided IHG’s response immediately following.

Form 20-F for the year ended December 31, 2020

Other Financial Information, page 212

1. Your computation of free cash flow appears to differ from the typical calculation of this measure (i.e., cash flows from operations less capital expenditures). Please revise the title of your non-GAAP measure, to avoid potential confusion with free cash flow as typically calculated, to adjusted free cash flow or something similar. Refer to Question 102.07 of the staff’s Compliance & Discussion Interpretation on Non-GAAP Financial Measures for guidance.

Response:

The Company acknowledges the Staff’s comment and confirms that, in order to avoid potential confusion, the name of the non-GAAP measure referred to by the Staff will be amended to adjusted free cash flow.

I hope that you find our response helpful in addressing your comment.

Yours sincerely,

/s/ Paul Edgecliffe-Johnson

Paul Edgecliffe-Johnson

Chief Financial Officer & Group Head of Strategy

CC: Giles Hannam, Pricewaterhouse Coopers LLP

Sarah Kokot, Ernst & Young LLP